Exhibit 99.5

GLENCORE

Internal Memo

To	CSA Mine: All Employees
Date	18 March 2022
Subject	Metals Acquisition Corp to acquire CSA Mine from Glencore Plc

Colleagues,

Today, Glencore has announced that it has reached an agreement with Metals Acquisition Corp (MAC) for the sale of CSA (Cobar) mine.

MAC will take over ownership and operational control of CSA mine and will enter into an offtake agreement with Glencore for 100% of the copper concentrate produced at CSA.

I'd like to thank you for your patience, continued hard work and commitment to SafeWork throughout this process.

As we communicated to you at the start of this process, given the positive market outlook for copper and the fact the mine has an experienced and skilled workforce in place, it is not surprising that there was serious interest in acquiring CSA mine.

We will provide you with an update on the transition process in the coming weeks.

The transaction is expected to be completed in 2022, subject to the approval of MAC's shareholders and other customary closing conditions, including regulatory approvals.

We also recognise that this announcement may cause some uncertainty and it is important that as you have done throughout the sales process you continue to focus on working safely and looking out for each other. This needs to remain everyone's highest priority.

Please speak to your Manager if you have any questions or concerns.

Regards,

Peter Christen	Troy Wilson
General Manager	Chief Operating Officer
CSA Mine	Copper Assets Australia & Asia Pacific
Glencore	Glencore

Glencore Australia Holdings Pty Limited ABN 37 160 626 102